UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C. 20549
                            ________________


                      SCHEDULE 13-D/Amendment No. 2
<R/>

                Under the Securities Exchange Act of 1934


                   CONTINENTAL INVESTMENT CORPORATION
                            (Name of Issuer)


                 Common Stock, Par Value $0.50 Per Share
                     (Title of Class of Securities)


                              211-515-10-1
                             (CUSIP Number)


                              Wilma Graham
                      Swan Financial Services, Inc.
                          6656 Monticello Lane
                            Memphis, TN 38115
                             (901) 521-0703
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)



                            September 30, 1996
<R/>                  (Date of event Which Requires
                        Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13-G to  report the acquisition which is the subject of this
Schedule 13-D, and is filing this Schedule because of Rule  13d-1
(b) or (4), check the following box.  [ ]

Check the following box if a fee is being paid with this statement. [ ]

                            CUSIP NO. 211-515-10-1

    (1) Name of Reporting                                   Swan Financial
        Persons, S.S. or I.R.S.                             Services, Inc.
        Identification No. of                               EIN 74-2771881
        Above Person

    (2) Check the Appropriate                               (a)
        Box if a Member of a                                (b)
        Group

    (3) SEC Use Only

    (4) Source of Funds                                     OO

    (5) Check if Disclosure of
        Legal Proceedings is
        Required Pursuant to
        Items 2(d) or 3(e)

    (6) Citizen or Place of
        Organization                                        State of Georgia




                                  (7)  Sole Voting
                                       Power                500,000

Number of Shares                  (8)  Shared Voting
Beneficially                           Power
Owned by Each
Reporting                         (9)  Sole Dispositive
Person With*                           Power                500,000

                                 (10)  Shared Dispositive
                                       Power

    (11) Aggregate Amount
         Beneficially Owned by
         Each Reporting Person                              500,000

    (12) Check of the Aggregate
         Amount in Amount in
         Row (11) Excludes
         Certain Shares

    (13) Percent of Class
         Represented by
         Amount in Row (11)                                 4.2%

    (14) Type of Reporting
         Person                                             CO

Item 5.  Interest in the Securities of the Issuer

          (a) and (b)

            Swan Financial Services, Inc. has divested itself of its previously owned 933,333 shares of the Company's Common Stock; however, it remains beneficial owner of options totaling 500,000 shares of the Company's Common Stock, which totals 4.2% of the outstanding Common Stock. Ms. Wilma Graham, President, has the power to direct the vote or disposition of those shares.

          (c) None

          (d) None

          (e) None

                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                  SWAN FINANCIAL SERVICES, INC.


                                  By: /S/ Wilma Graham
                                      Wilma Graham, President


Dated: October 14, 1996